Bradford & Bingley

Preliminary Results

For year ended 31 December 2002

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RE 82 - 5154

Bradford & Bingley

Preliminary Results
for the year ended 31 December 2002

18 February 2003 - Bradford & Bingley plc today announced its preliminary results for the full year ended 31 December 2002

Financial highlights

- **Profit before tax and exceptionals increased by 8% to £273m (2001: £253m)**
  - Operating revenues up by £15m to £728m
  - Total costs before exceptionals reduced by £5m to £446m
- **Return on equity before exceptionals increased to 15.8% (2001: 14.2%)**
- **Earnings per share before exceptionals rose 13% to 29.3p (2001: 26.0p)**
- **Full-year dividend of 14.8p per share, up 14% from 13.0p in 2001**

B&B extended the amortisation period for mortgage incentives in 2002. It is now in line with the approach used by the majority of mortgage lenders. The change increased profits by £19m in this year relative to the previous basis.

Business highlights

- **Lending balances up 9% to over £20.5bn (2001: £18.7bn) with improved credit quality**
  - New lending grew 73% to £5.8bn including £650m mortgage book acquisition in 2002 (2001: £3.4bn)
  - Managed residential mortgages more than 3 months in arrears fell to 1.67% of book (2001: 2.82%). Similarly, buy-to-let arrears are 0.26% of book (2001: 0.51%)
  - Current average loan-to-value rate (LTV) for the residential back book fell to 35%. Average new lending LTV for the year was 71%
  - Total provisions for non-performing loans increased to £56m from £44m in 2001. This increase reflects the growth and changing mix of the lending book
- **Savings business stabilised. Balances grew by £300m to £13.0bn in the year**
- **Distribution profits doubled to £28m (2001: £14m)**
  - Financial services revenues grew 5% to £144m, despite the decline in the market for wealth products
  - Mortgage broking related revenues increased by over 30% to £56m (2001: £43m)
  - Adviser base grew to 1,061 (2001: 936). Target of 1,000 advisers achieved 18 months ahead of schedule
  - Property services revenues grew by 7% to £115m from a 10% smaller branch network
  - Like-for-like estate agency contribution increased 14% and estate agency financial services revenues increased by 23% per branch
- **Capital management on track with 28m shares repurchased at a cost of £88m and continued improvements to the Group's capital structure**

Commenting on the results, Christopher Rodrigues, Group Chief Executive, said:

"2002 has been a year of continued progress in the transformation of Bradford & Bingley. We have demonstrated our ability to grow our selective lending business, while maintaining credit quality. New lending was up 73% during the year. Our distribution business is now making a significant contribution to the bottom line, with profits doubling during the year. We have delivered against our objective of actively managing our capital and improving our return on equity.

We have made an encouraging start to the year but we remain cautious about market conditions. Growth in residential property prices has slowed, but there is still strong demand for fairly priced homes. The remortgage market is buoyant, underpinned by exceptionally low mortgage rates.

The market for investment products continues to be overshadowed by the three year decline in share prices and fears of war, but longer-term prospects remain strong as consumers begin to realise they need to save more towards retirement.

We believe that the increasing diversity of our revenue base positions us well for these market conditions."

Bradford & Bingley Group Preliminary Results 2002

Financial and Operating Review

Overview

In 2002 Bradford & Bingley continued to make good progress against its twin goals of growing higher margin specialist lending and developing its business as an innovative retailer of property and financial services. Our 2002 results demonstrate the increasing diversity of our revenue sources which allowed us to increase profitability, despite challenging market conditions for some of our business lines.

- We have grown our lending book whilst maintaining credit quality
- We have stabilised our savings business. During the year total balances grew £300m to £13.0bn
- Our mortgage broking related business continues to make good progress with revenues 31% up from £43m to £56m
- In a difficult equity market, income from investment products declined from £67m to £62m
- Total estate agency revenues increased from a smaller branch network with a like-for-like increase in contribution of 14% per branch
- Property services revenues grew by 7% to £115m (2001: £107m)
- We have achieved our target of 1,000 advisers 18 months ahead of schedule and now aim to have 1,300 advisers in place by the end of 2004
- We achieved our target of a £30m reduction from the 2000 cost base whilst continuing to invest in our brands, and our absolute costs before exceptionals fell by £5m
- We have completed over half of the £150m share buy-back announced in February 2002 and will purchase the balance in 2003, subject to market conditions
- We continue to generate capital organically which we can deploy to generate returns above our current cost of equity by financing the continued growth of our selective lending and retailing business, and, potentially, by making acquisitions that would add to our skills and scale
- Capital efficiency remains a key objective for the Group. We have taken a number of actions to expand and improve the efficiency of our capital base, reflecting our confidence in the prospects for our future growth

Profits and EPS

- Group profit before tax and exceptionals increased by 8% to £273m (2001: £253m)
- Absolute costs before exceptionals were reduced by £5m to £446m, demonstrating our commitment to cost reduction
- Exceptionals of £33m include £15m of disengagement costs from the joint venture with Alltel, and £18m of restructuring costs

- Corporation tax was £63m (2001: £71m), equating to an effective tax rate of 26.3%
- Return on equity before exceptionals was 15.8% (2001: 14.2%)
- Earnings per share before exceptionals increased 13% to 29.3p (2001: 26.0p)
- Full year dividend increased by 14% to 14.8p per share (2001: 13.0p)

Total Income

The Group's total income was £728m, a 2% increase against 2001.

Net interest income for the Group was marginally below 2001 at £441m. This performance was achieved in spite of the impact of carpetbaggers leaving following the float, estimated at £40m. This fall was largely absorbed by strong growth in our lending balances and the £19m (8 bps) improvement in profitability arising from the previously announced change in the amortisation period for mortgage incentive costs, bringing us into line with industry practice. Overall, the decline in net interest margin was contained to 4 bps, with net interest margin falling from 1.88% to 1.84%.

Non-interest income increased by 6% to £287m as a result of growing mortgage broking and property businesses. Increases in these areas offset a small decline in investment earnings in a difficult year for equity markets.

Business Segment Performance

Lending

Profit before tax for the Lending business increased by 13% to £210m (2001: £186m).

The growth in profits reflects the continuing success of our selective lending businesses, with an increase in both residential and commercial balances against 2001. This growth reflects the on-going success of our loan origination teams supplemented by the acquisition of a portfolio of £650m loans and 6,000 customers from GMAC in September. By year-end, our managed lending balances rose 9% to exceed £20.5bn (2001: £18.7bn).

Total new lending increased 73% from £3.4bn to £5.8bn. New residential advances were £4.6bn, up by 89% on 2001 and our market share increased from 1.5% to 2.1%.

Commercial advances increased by one-third to £1.2bn and our Commercial and Housing Association balances reached £3.7bn. This growth has been achieved by successful origination of new loans and participation in an increasing number of syndications. All our commercial lending is secured on property.

The low interest rate environment has contributed to record levels of remortgaging for both Bradford & Bingley and the market as a whole. Total residential redemptions were held at 23.5% for the year, in line with the market average.

Lending interest margin increased by 10 bps to 1.37%, reflecting both the growth of our selective balances and the impact of the change in the amortisation period of the cost of incentives. This change aligns us with our peers in the banking industry and resulted in a £19m positive impact on the Group's net interest margin.

The credit profile of our lending business is well diversified and all our loans are secured on property. Our new lending policy remains selective, looking for good returns at acceptable risk levels. Of our £5.8bn new loans, 37% were buy-to-let, 42% residential mortgages and 21% commercial & housing association lending. Of our total book of £20.5bn, 23% is buy-to-let, 59% are residential mortgages and 18% commercial & housing association lending.

Our new lending in 2002 had an average LTV of 71%, with around 20% of advances having an LTV of above 85%. Our buy-to-let portfolio has a maximum LTV of 85% and an average of 59%. We have 7 customers with a buy-to-let mortgage of over £1m.

Over the past 12 months the proportion of loans in arrears has improved with reductions in both the number and value of non-performing loans. Loans more than 3 months in arrears as a percentage of the managed assets book have fallen to 1.67% from 2.82% in 2001. This experience is common across our whole mortgage portfolio and particularly in buy-to-let where the number of loans three or more months in arrears is only 0.26% (2001: 0.51%).

The Group remains well provided with a total of £56m provisions (2001: £44m). Cover against non-performing residential lending is 18.6% (2001: 9.3%).

The Group holds funds in its offshore captive operation generated by charging customers for high loan-to-value advances. These amounts total £27m (2001: £34m) and are being released to income over the life of the mortgage.

Savings

Having experienced significant carpetbagger outflows in 2001, we have stabilised our Savings business and grown our balances to £13.0bn, a £300m increase over 2001. This has been achieved by the continued success of innovative products such as Premier Saver and the launch of a series of fixed-rate savings bonds throughout the year. Savings is an integral part of our retail distribution business and the relationship between retail deposits and other regulated investments enables the introduction of new customers to our financial advisers.

The interest margin on savings was £118m in 2002, a decrease of £24m on 2001. This reflects the full year impact of carpetbagger withdrawals, combined with reduced deposit spreads in a lower interest rate environment. Together these meant that the savings interest margin fell 20bps to 90bps during the year.

Distribution

The Distribution business has achieved significant growth in 2002 with profit before tax doubling to £28m.

Total financial services income has grown by 5%. In a strong housing and mortgage market, mortgage broking revenues have increased by 37% year on year to £38m and total mortgage broking related income increased by 31% to £56m (2001: £43m). Our MarketPlace and Charcol brands performed well, increasing recognition and awareness amongst consumers.

The challenging market for equity related investments has impacted demand for these products. During a year when equity markets fell by 25% our income from investment products fell 7% from £67m to £62m.

In 2002 we achieved our target of 1,000 advisers, 18 months ahead of schedule. We will continue to grow our adviser base because we believe the proposed regulatory changes present further opportunity for our business.

General insurance business declined slightly from £28m to £26m, reflecting lower income as a result of continuing redemptions in our traditional mortgage book.

Our property services business has performed well in a robust market. Estate agency revenues have increased by 4% in 2002 and this has been achieved with a network that is approximately 10% smaller. On a like-for-like basis our remaining outlets improved their revenue by 8% and contribution by 14% per branch. Our estate agency business increased Financial Services revenues per branch by 23%.

A significant proportion of our property revenues are generated by our successful survey business which increased income by 26% to £28m and extended its panel management services to several more lenders during the year. We also bolstered our commercial surveying activity with the purchase of the Countrywide Commercial Surveying team in November.

Distribution expenses increased by only £200k. This small increase in expenses reflects our commitment to managing costs whilst continuing to invest in the development of the business, both in growing the number of advisers and increasing customer awareness of the distribution brands.

During the Autumn we engaged in a substantial advertising campaign to highlight the choice and advice offered through The MarketPlace via television, press and billboard advertising. Research has shown that, as a result of this investment, awareness of The MarketPlace has almost tripled

leading to a 32% increase in consumers' understanding that The MarketPlace occupies a unique position as a provider of choice and advice on the High Street. The general adult population's propensity to visit The MarketPlace at Bradford & Bingley for mortgage advice has jumped from 8th position to 3rd amongst the major banks and building societies.

2002 has been a year of extensive consultation by the FSA. Whilst the results of this consultation programme are not yet finalised there will be far reaching consequences for the industry. At the heart of the many consultation papers issued by the Regulator is their overwhelming desire to increase consumer choice and simplify the purchase process for financial products. This mirrors exactly our strategy of offering choice and advice on the high street, over the phone and on the web. Bradford & Bingley is in a prime position to take advantage of the growth opportunities presented by the new financial services regime as an established choice brand.

Group Services

During 2002, Group Services net costs reduced by £9m to £60m as the benefits of the cost reduction programme were felt. During 2002 the Group continued its efforts to minimise total costs by out-sourcing further elements of its IT activities to IBM.

Costs

We delivered on our promise of reducing underlying costs by over £30m in two years and have seen an absolute reduction of £5m in operating costs, notwithstanding continued investment in our business and rapid growth in our network of financial advisers. We have reduced our cost income ratio from 63.3% to 61.3% through continued emphasis on seeking innovative approaches to the delivery of Group services. We will continue to focus on improving our cost income ratio in the future.

In response to the rapid decline in world stock markets we have reviewed our pension liabilities in advance of our triennial valuation in June 2003. While pension funding is essentially a long-term consideration we considered it prudent to add £50m to our pension fund. As at the end of 2002, our Minimum Funding Requirement ratio was estimated to be 125%. We are currently evaluating the appropriate level of future corporate and individual contributions.

Exceptionals

Exceptional costs were £33m as the costs of planned headcount reductions and further IT outsourcing to IBM were increased by a £15m charge arising from the disengagement from the mortgage systems and processing joint venture with Alltel, in which we had a 25% share.

The European mortgage processing market has been slow to develop and the Board of the joint venture decided it could not justify further investment. Having made that decision, it was no longer viable for Alltel to continue managing our mortgage processing which resulted in the transfer of the majority of staff together with a suite of improved processes into our own operations area. Given these improvements, we do not anticipate any increase in on-going costs as a result of this transfer. Our mortgage customers have not been affected.

Balance Sheet

The Group's total assets increased by 8% to £25.4bn in 2002, mainly as a result of the increase in lending balances. This was largely financed by additional wholesale funding.

Reserves and Treasury

Interest earnings derive principally from investment of the Group's liquid assets, net of the cost of external wholesale funding and debt capital. The Group's liquid assets were held broadly in line with last year. Liquidity holdings reflect regulatory requirements and business needs. Meanwhile, wholesale funding balances were increased by £800m during the year in support of lending growth. This increase included our debut Euro funding issue, raising €750m and further new debt investors were introduced to the Group following a successful Far East fund-raising visit after which we issued $500m medium term notes.

Capital Structure

We continue to manage our capital actively and purchased 28m shares for £88m during the year. Subject to market conditions, the £150m share repurchase programme announced last year will be completed during 2003.

The Group's debt capital has been increased and restructured with two new issues. Our debut issue in May raised £150m innovative tier 1 capital. This was supplemented by £200m subordinated loan notes issued in December. In addition, capital efficiency was improved through the repayment of £100m subordinated notes in June ahead of a coupon step-up date.

Dividend

We are pleased to propose a final dividend of 9.9p per share for payment on 9th May to shareholders registered on 28th March 2003. This will result in a full year dividend of 14.8p, an increase of 14% on 2001.

Outlook for 2003

Current trading is encouraging. Lending, mortgage broking and estate agency pipelines are stronger than in 2002.

Economic and political uncertainty means low interest rates are likely to continue. This will underpin the property and mortgage markets. We expect house prices to grow more slowly in 2003 and even to fall in those areas that have seen exceptional growth in the last 12 to 18 months.

It will take some time for consumers to regain confidence in the stock market but the need to save for the future remains. The Board believes that the increasing diversity of its revenue streams positions Bradford & Bingley well for these uncertain market conditions. The MarketPlace and Charcol, its established financial services brands, are well placed for depolarisation and to capitalise on consumers' increasing awareness of the need for independent financial advice.

Our focus remains on achieving further improvements in our operational performance while looking for acquisitions that complement our strategy, skills and scale in the markets we serve.

Bradford & Bingley Group Annual Results 2002

Summary of Results

		31 December 2002	31 December 2001
GROUP FINANCIAL PERFORMANCE			
Profit before tax, exceptionals and amortisation	£m	288.8	270.5
Profit before tax and exceptionals	£m	273.2	253.1
Profit before tax	£m	240.6	234.4
Effective tax rate	%	26.3	30.4
Profit attributable to shareholders	£m	171.6	163.1
Operating income	£m	728.3	713.5
Group net interest margin	%	1.84	1.88
Interest spread	%	1.64	1.66
Non-interest income to operating income ratio	%	39.4	37.9
Operating expenses (including depreciation & amortisation)	£m	446.3	451.6
Cost/income ratio	%	61.3	63.3
Return on equity (excluding exceptionals)	%	15.8	14.2
Underlying earnings per share	p	29.3	26.0
Basic earnings per share	p	25.9	24.1
Dividend per ordinary share	p	14.8	13.0
KEY INDICATORS			
Lending & Savings			
Retail margin	%	2.27	2.37
Net interest margin	%	1.99	2.07
Cost/income ratio	%	36.6	36.0
Return on risk weighted assets	%	2.22	2.47
Lending			
Net interest margin	%	1.37	1.27
Total managed lending assets	£bn	20.5	18.7
Residential managed assets	£bn	16.8	16.0
New residential advances	£bn	4.6	2.4
Residential redemptions	£bn	3.8	4.2
Residential redemptions (% opening book)	%	23.5	23.6
Residential mortgage market share (new advances)	%	2.1	1.5
New commercial and housing association advances	£bn	1.2	0.9
Lending risk weighted assets	£bn	10.8	9.9
Savings			
Net interest margin	%	0.90	1.10
Savings balances – convenience	£bn	5.1	5.6
Savings balances – value	£bn	7.9	7.1
Distribution			
Operating margin	%	10.8	5.7
Number of advisers (period end)		1,061	936
New income per adviser	£'000	96	94
New income per active adviser	£'000	108	112
Number of mortgages originated	'000	52	37
Mortgage origination market share	%	2.3	2.2
Number of regulated products sold – mortgage	'000	29	20
Number of regulated products sold – investment	'000	66	68
Number of house exchanges	'000	40	42
Income per exchange	£	1,838	1,662
Estate agency market share	%	2.2	2.6
Capital structure			
Tier 1	£m	1,267.3	1,122.5
Tier 1 ratio	%	9.6	9.7
Tier 2	£m	714.0	596.6
Total capital ratio	%	14.2	13.9
Tier 2 to Tier 1 ratio	%	56.3	53.1

Bradford & Bingley Group Annual Results 2002

Consolidated Profit & Loss Account

For the year ended 31 December		2002	2001
		£m	£m
Interest receivable:			
Interest receivable and similar income arising from debt securities		142.1	231.1
Other interest receivable and similar income		1,235.4	1,305.3
Interest payable		(936.1)	(1,093.6)
Net interest income		441.4	442.8
Fees and commissions receivable		289.8	272.6
Fees and commissions payable		(18.0)	(11.7)
Other operating income		15.1	9.8
Operating income		728.3	713.5
Administrative expenses:			
On-going		*(416.5)*	*(417.8)*
Exceptional		*(32.6)*	*(18.7)*
		(449.1)	(436.5)
Depreciation and amortisation		(29.8)	(33.8)
Provisions for bad and doubtful debts		(6.2)	(6.1)
Operating profit		243.2	237.1
Share of operating loss and amortisation of goodwill in joint venture		(2.6)	(2.7)
Profit on ordinary activities before tax		240.6	234.4
Tax on profit on ordinary activities		(63.2)	(71.3)
Profit on ordinary activities after tax		177.4	163.1
Minority interest (non-equity)		(5.8)	-
Profit attributable to shareholders		171.6	163.1
Dividends		(96.4)	(88.3)
Profit retained for the financial year		75.2	74.8
Earnings per share (before exceptionals)		29.3p	26.0p
Basic earnings per share		25.9p	24.1p
Diluted earnings per share		25.8p	24.0p

There were no material gains or losses in either year other than the profit shown above.

Bradford & Bingley Group Annual Results 2002

Consolidated Balance Sheet

As at 31 December	**2002**	**2001**
	£m	**£m**
Assets		
Cash and balances at central banks	45.0	39.9
Treasury bills and other eligible bills	197.0	38.5
Loans and advances to banks	1,356.7	1,635.2
Loans and advances to customers	19,302.3	17,354.5
Loans and advances to customers subject to non-recourse funding	*1,204.0*	*1,382.7*
Less non-recourse funding	*(1,180.1)*	*(1,356.4)*
	23.9	26.3
Debt securities	3,933.2	4,037.6
Investment in joint ventures:		
Share of gross assets	*4.2*	*8.2*
Share of gross liabilities	*(3.6)*	*(10.1)*
	0.6	*(1.9)*
Loan to joint venture	*1.5*	*9.5*
	2.1	7.6
Intangible fixed assets	110.0	119.4
Tangible fixed assets	143.9	150.4
Own shares	20.8	11.3
Other assets	86.1	54.8
Prepayments and accrued income	165.3	119.8
Total assets	25,386.3	23,595.3
Liabilities		
Deposits by banks	489.5	435.4
Customer accounts	16,614.9	16,104.5
Debt securities in issue	5,768.0	4,761.8
Other liabilities	272.6	296.0
Accruals and deferred income	131.1	101.4
Provisions for liabilities and charges	22.6	40.9
Subordinated liabilities	677.3	580.0
Equity shareholders' funds:		
Called up share capital	*163.5*	*170.5*
Share premium account	*3.9*	*3.9*
Capital redemption reserve	*7.0*	-
Profit and loss account	*1,087.4*	*1,100.9*
Shareholders' funds	1,261.8	1,275.3
Minority interest (non-equity)	148.5	-
Total liabilities	25,386.3	23,595.3
Memorandum items: Commitments	972.3	1,268.3

Bradford & Bingley Group Annual Results 2002

Consolidated Cash Flow Statement

For the year ended 31 December	2002	2001
	£m	£m
Net cash inflow from operating activities	108.5	156.8
Returns on investments and servicing of finance		
Interest paid on subordinated liabilities	(49.2)	(49.1)
Taxation	(54.3)	(69.8)
Capital expenditure and financial investment		
Purchase of investment securities	*(7,072.3)*	*(6,888.7)*
Sale and maturity of investment securities	*7,012.0*	*6,955.9*
Purchase of tangible fixed assets	*(11.3)*	*(22.6)*
Sale of tangible fixed assets	*17.6*	*4.4*
Purchase of own shares	*(13.3)*	*(2.8)*
Disposal of own shares	*2.4*	*1.4*
Net cash (outflow)/inflow from capital expenditure and financial investment	(64.9)	47.6
Acquisitions and disposals		
Net cash (outflow) from investment in joint ventures	*(4.5)*	*(7.0)*
Net cash inflow from disposal of joint venture	-	*0.9*
Net cash outflow from acquisitions and disposals	(4.5)	(6.1)
Equity dividends paid	(91.4)	(53.8)
Financing		
Net proceeds from the issue of subordinated liabilities	197.3	-
Net proceeds from the issue of perpetual preferred securities	148.5	-
Repayment of subordinated liabilities	(100.0)	-
Repurchase of own shares	(88.7)	-
Net cash inflow from financing	157.1	
Increase in cash	1.3	25.6

Bradford & Bingley Group Annual Results 2002

Reconciliation of Movements in Shareholders' Funds

For the year ended 31 December	2002 £m	2001 £m
Profit attributable to shareholders of Bradford & Bingley plc	171.6	163.1
Dividends	(96.4)	(88.3)
	75.2	74.8
Repurchase of own shares	(88.7)	-
Net (reduction)/addition to shareholders' funds	(13.5)	74.8
Opening shareholders' funds	1,275.3	1,200.5
Closing shareholders' funds	1,261.8	1,275.3

No note of historical cost profits and losses has been presented here as there is no material difference between the Group's results as disclosed in the Consolidated Profit and Loss Account and the results on an unmodified historical cost basis.

Notes to the Financial Statements

1. Net Interest Income

	Year ended 31 December 2002 £m	Year ended 31 December 2001 £m
Net interest income	441	443
Average interest-earning balances	23,927	23,542
Financed by:		
Interest-bearing liabilities	22,713	22,438
Interest-free liabilities	1,214	1,104
Average rates	%	%
Gross yield on IEA	5.76	6.53
Cost of interest-bearing liabilities	(4.12)	(4.87)
Interest spread	1.64	1.66
Contribution of interest-free liabilities	0.20	0.22
Net interest margin	**1.84**	**1.88**
Average bank base rate	4.00	5.12
Average 3-month Libor	4.06	5.04

2. Non-Interest Income

	Year ended 31 December 2002 £m	Year ended 31 December 2001 £m
Mortgage broking related income	56.3	43.1
Investment related income	61.9	66.8
General insurance	26.2	27.8
Financial services	**144.4**	**137.7**
Property services	**114.6**	**107.0**
Lending related income	**21.3**	**22.8**
Other	**6.6**	**3.2**
Total	**286.9**	**270.7**

Note: Included within mortgage broking related income is £18.2m (2001: £15.3m) of income from sales of mortgage related protection products. This was previously reported, along with investment related income, as regulated product income totalling £80.1m (2001: £82.1m)

3. Administrative Expenses

	Year ended 31 December 2002 £m	Year ended 31 December 2001 £m
Staff related costs	200.1	209.4
Mortgage servicing charge	24.1	23.2
Premises	31.2	33.2
Marketing	28.7	31.8
Other operating costs	126.1	112.2
Depreciation	20.5	24.4
Goodwill and premium amortisation	15.6	17.4
Administrative expenses – on-going	**446.3**	**451.6**
Exceptional costs – re-organisation	32.6	18.7
Total	**478.9**	**470.3**

4. Segmental Reporting

Year ended 31 December 2002
£m

	Lending	Savings	*Lending & Savings*	Distribution	Reserves & Treasury	Group Services	Group
Net interest income	251.6	118.2	*369.8*	-	71.6	-	441.4
Other income	21.3	1.7	*23.0*	259.0	-	4.9	286.9
Total income	**272.9**	**119.9**	***392.8***	**259.0**	**71.6**	**4.9**	**728.3**
Administrative expenses	(53.9)	(89.8)	*(143.7)*	(231.0)	(7.1)	(64.5)	(446.3)
Bad debt provision	(6.2)	-	*(6.2)*	-	-	-	(6.2)
	212.8	**30.1**	***242.9***	**28.0**	**64.5**	**(59.6)**	**275.8**
Share of loss in joint venture	(2.6)	-	*(2.6)*	-	-	-	(2.6)
Profit before tax & exceptionals	**210.2**	**30.1**	***240.3***	**28.0**	**64.5**	**(59.6)**	**273.2**
Exceptional costs	-	-	-	-	-	(32.6)	(32.6)
Profit before tax	**210.2**	**30.1**	***240.3***	**28.0**	**64.5**	**(92.2)**	**240.6**
Total assets	**19,386.4**	**-**	***19,386.4***	**105.0**	**5,894.9**	**-**	**25,386.3**
Net assets	**1,042.0**	**-**	***1,042.0***	**10.1**	**209.7**		**1,261.8**

Year ended 31 December 2001
£m

	Lending	Savings	*Lending & Savings*	Distribution	Reserves & Treasury	Group Services	Group
Net interest income	225.8	142.1	*367.9*	-	74.9	-	442.8
Other income	22.8	-	*22.8*	244.7	0.1	3.1	270.7
Total income	**248.6**	**142.1**	***390.7***	**244.7**	**75.0**	**3.1**	**713.5**
Administrative expenses	(53.5)	(87.0)	*(140.5)*	(230.8)	(8.1)	(72.2)	(451.6)
Bad debt provision	(6.1)	-	*(6.1)*	-	-	-	(6.1)
	189.0	**55.1**	***244.1***	**13.9**	**66.9**	**(69.1)**	**255.8**
Share of loss in joint venture	(2.7)	-	*(2.7)*	-	-	-	(2.7)
Profit before tax & exceptionals	**186.3**	**55.1**	***241.4***	**13.9**	**66.9**	**(69.1)**	**253.1**
Exceptional costs	-	-	-	-	-	(18.7)	(18.7)
Profit before tax	**186.3**	**55.1**	***241.4***	**13.9**	**66.9**	**(87.8)**	**234.4**
Total assets	**17,440.4**	**-**	***17,440.4***	**146.6**	**6,008.3**	**-**	**23,595.3**
Net assets	**963.1**	**-**	***963.1***	**13.1**	**299.1**	**-**	**1,275.3**

Notes:

(a) *In order to analyse net interest income by business segment it is necessary to apply a transfer price to the internal funding or liquidity requirement of each segment.* Interest rates used for transfer pricing have been determined to retain the interest rate risk within Treasury. Costs have been assigned to each segment based on resources consumed. Transfer pricing in respect of mortgage origination by the Distribution segment has been determined on the basis of market rates for such activity.

(b) Exceptional costs have not been allocated across business segments since they are the consequence of Group-level decisions.

(c) For the purposes of segmental information net assets have been allocated to Lending and Distribution on the basis of the regulatory capital framework. The segments are not allocated capital during the normal course of business, therefore segmental profits do not relate to these net assets.

(d) The Group operates entirely within the financial services sector and accordingly no segmental analysis of turnover has been presented.

(e) The joint venture included in the Lending segment is shown as a separate business segment in Note 38 to the Financial Statements.

5. Lending – net new lending

	Mortgage Express	Traditional	Securitised	**Sub Total Managed Residential**	Commercial & Housing Association	**Total**
2002						
£m						
Opening balances	3,502.4	11,143.7	1,382.7	**16,028.8**	2,708.4	**18,737.2**
Advances	3,968.9	559.0	65.4	**4,593.3**	1,209.5	**5,802.8**
Transfers	-	(39.2)	-	**(39.2)**	39.2	**-**
Redemptions	(755.2)	(2,767.7)	(244.1)	**(3,767.0)**	(266.7)	**(4,033.7)**
Net addition to book	**3,213.7**	**(2,247.9)**	**(178.7)**	**787.1**	**982.0**	**1,769.1**
Closing book	6,716.1	8,895.8	1,204.0	**16,815.9**	3,690.4	**20,506.3**
2001						
£m						
Opening balances	1,973.3	14,274.5	1,559.6	**17,807.4**	1,913.7	**19,721.1**
Advances	1,754.2	616.3	54.4	**2,424.9**	928.1	**3,353.0**
Transfers	121.3	(121.3)	-	**-**	-	**-**
Redemptions	(346.4)	(3,625.8)	(231.3)	**(4,203.5)**	(133.4)	**(4,336.9)**
Net addition to book	**1,529.1**	**(3,130.8)**	**(176.9)**	**(1,778.6)**	**794.7**	**(983.9)**
Closing book	3,502.4	11,143.7	1,382.7	**16,028.8**	2,708.4	**18,737.2**

6. Incentives to Customers

Incentive costs of cashbacks, interest discounts, fixed rate, capped and other similar mortgage products are amortised against interest receivable and similar income or interest payable over the effective incentive clawback period for early redemption of these products. This represents a refinement to the period over which such incentive costs are amortised, previously the first 12 months of the loan. The impact of this change is to increase the net interest income of the Group by £19.2m compared to the previous basis.

7. Provisions for bad and doubtful debts

Provisions against loans and advances to customers have been made as follows:

Year ended 31 December 2002	**£m** Advances secured on residential property	**£m** Other secured advances	**£m** Total	**£m** Securitisation vehicles
At 1 January 2002:				
General provision	15.6	1.0	16.6	10.6
Specific provision	15.6	1.0	16.6	0.5
Total	**31.2**	**2.0**	**33.2**	**11.1**
Amounts written (off)/back during the year:	**0.8**	**0.1**	**0.9**	**(0.2)**
Profit and Loss account:				
Increase in provisions	9.4	1.2	10.6	4.5
Adjustments to specific provisions resulting from recoveries during the period	(4.4)	-	(4.4)	-
Total	**5.0**	**1.2**	**6.2**	**4.5**
At 31 December 2002				
General provision	31.8	2.2	34.0	15.3
Specific provision	5.2	1.1	6.3	0.1
Total	**37.0**	**3.3**	**40.3**	**15.4**

Bad debt provisions, including those held in the securitisation vehicles, total £55.7m (2001: £44.3m)

Year ended 31 December 2001	**£m** Advances secured on residential property	**£m** Other secured advances	**£m** Total	**£m** Securitisation vehicles
At 1 January 2001:				
General provision	9.6	-	9.6	6.4
Specific provision	18.1	0.8	18.9	-
Total	**27.7**	**0.8**	**28.5**	**6.4**
Amounts written (off)/back during the year:	**(1.5)**	**0.1**	**(1.4)**	**(0.2)**
Profit and Loss account:				
Increase in provisions	9.1	1.2	10.3	4.9
Adjustments to specific provisions resulting from recoveries during the period	(4.1)	(0.1)	(4.2)	-
Total	**5.0**	**1.1**	**6.1**	**4.9**
At 31 December 2001				
General provision	15.6	1.0	16.6	10.6
Specific provision	15.6	1.0	16.6	0.5
Total	**31.2**	**2.0**	**33.2**	**11.1**

8. Captive Insurance Company

The Group holds funds in its offshore captive operation generated by charging customers for high loan-to-value advances. These amounts total £27.3m (2001: £33.7m) and are being released to income over the life of the mortgage.

9. Non-performing loans

	2002	2001
Arrears		
Over 3 months		
Number of cases	4,297	7,123
% of total	1.31	1.90
Asset value £m	203	340
% of book	1.21	2.12
Over 12 months		
Number of cases	1,004	1,302
% of total	0.31	0.35
Asset value £m	71	98
% of book	0.42	0.61
Possession		
Number of cases	137	307
% of total	0.04	0.08
Asset value £m	7	15
% of book	0.04	0.09
Residential bad debt provisions		
(as % total lending assets)		
Traditional	0.05	0.08
Selective	0.71	0.65
Securitised	1.28	0.80
Total residential	0.31	0.26
As % of non-performing loans	**18.62**	**9.31**

The figures above reflect the Group's total managed residential assets.

10. Taxation

The 2002 tax charge equates to an effective rate of 26.3%. This is reconciled to the standard UK rate as follows:

Corporation Tax

	%
Standard corporation tax rate for 2002	30.0
Expenses not deductible for tax	0.5
Lower rate on overseas earnings	(1.1)
Adjustments in respect of previous periods	(1.0)
Tax on minority interests (non-equity)	(0.7)
Effect of timing differences	(0.4)
Other	1.1
Current tax rate	28.4
Deferred taxation	(2.1)
Total	**26.3**

11. Loans and advances to customers

	2002 £m	2001 £m
Advances secured on residential properties	18,332.9	17,191.3
Other secured advances	2,173.4	1,545.9
Non-recourse funding	(1,180.1)	(1,356.4)
Total	**19,326.2**	**17,380.8**

12. Capital Structure

The Group's capital ratios are summarised below.

	2002 £m	2001 £m
Tier 1		
Share capital and reserves	1,228.8	1,241.9
Goodwill deduction	(110.0)	(119.4)
Minority interest (non-equity)	148.5	-
Total Tier 1 capital	**1,267.3**	**1,122.5**
Upper Tier 2		
Perpetual subordinated debt	105.0	105.0
General provisions	34.0	16.6
Total Upper Tier 2 capital	**139.0**	**121.6**
Lower Tier 2		
Term subordinated debt	575.0	475.0
Total Tier 2 capital	**714.0**	**596.6**
Deductions	(115.9)	(105.5)
Total capital	**1,865.4**	**1,613.6**
Risk weighted assets (£bn)	13.2	11.6
Tier 1 ratio (%)	9.6	9.7
Total capital ratio (%)	14.2	13.9
Tier 2 to Tier 1 ratio (%)	56.3	53.1

Note: As at 31 December 2002, the Group's market capitalisation was £1.9bn.

13. Minority interest (non-equity)

On 29 May 2002 £150 million, 6.462% guaranteed, non-voting, non-cumulative, perpetual preferred securities, Series A were issued through Bradford & Bingley Capital Funding L.P. (£148.5 million net of expenses), a Jersey based Limited Partnership. These securities are not subject to any mandatory redemption provisions and qualify as Tier 1 regulatory capital; they are redeemable by the issuer at its option on 2 June 2032 and on each fifth anniversary thereafter. They have a fixed coupon and, if not redeemed in 2032, the coupon will be reset at a rate equal to the sum of the relevant 5 year benchmark 'gilt rate' plus a margin of 2.30% per annum.

These securities and the associated interest cost are reported as a minority interest as a result of the ownership structure of the issuing organisation.

14. Earnings per share

	2002	2001
	Millions	**Millions**
Weighted average number of ordinary shares in issue	663.6	677.5
Dilutive effect of ordinary shares issuable under Company share scheme	2.6	2.6
Diluted ordinary shares	**666.2**	**680.1**

Shares acquired by employee share trusts which are held on the Group balance sheet have been excluded from the calculation of earnings per share as, under Financial Reporting Standard No 14, they are treated as if they are cancelled until such time as they vest unconditionally in the employee.

The earnings, net of corporation tax, used in calculating the basic and diluted earnings per share were as follows:

	2002	2001
	£m	**£m**
Basic and diluted earnings: profit attributable to the shareholders of Bradford & Bingley plc	171.6	163.1
Add: reorganisation costs	12.4	13.1
Add: Joint Venture disengagement costs	10.4	-
Earnings before exceptionals	**194.4**	**176.2**

This earnings per share figure is reported in order to provide shareholders with a performance measure excluding the effect of exceptional items.

15. Retail branch network

	As at 31 December 2002	As at 31 December 2001
Branches:		
Banking	213	213
Estate Agency	246	258
Integrated	55	57
Charcol	13	13
	527	**541**

16. Staff numbers (average)

	Year ended 31 December 2002	Year ended 31 December 2001
Full time	5,711	5,892
Part time	2,039	2,062
Headcount	**7,750**	**7,954**
Full time equivalent	**6,682**	**6,873**
Branch offices	1,655	1,607
Estate Agency offices	2,501	2,589
Charcol	416	420
Supporting functions	2,110	2,257

17. Basis of preparation

Accounting policies

In preparing this financial information there have been no material changes to the accounting policies previously applied by the Group in preparing its Annual Accounts for the year ended 31 December 2002, except that Financial Reporting Standard 19, "Deferred Tax", has been fully adopted. Its adoption had no significant impact on the results for the year or net assets of the Group.

Statutory accounts

The financial information set out above does not constitute the Group's statutory accounts for the years ended 31 December 2001 or 2002 but is derived from those accounts. Statutory accounts for 2001 have been delivered to the registrar of companies, and those for 2002 will be delivered following the company's annual general meeting. The auditors have reported on those accounts; their reports were unqualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985.

18. Forward looking statements

This report contains certain forward looking statements with respect to the financial condition, results of operations, and businesses of the Bradford & Bingley Group. These statements and forecasts involve risk and uncertainty because they relate to events and depend upon circumstances that will occur in the future. There are a number of factors that could cause actual results or developments to differ materially from those expressed or implied by these forward-looking statements and forecasts. The statements have been made with reference to forecast price changes, economic conditions and the current regulatory environment. Nothing in this announcement should be construed as a profit forecast.

Bradford & Bingley Group Annual Results 2002

Shareholder Information

Financial calendar 2003

5th August 2003	Interim results for 2003 announced

2003 Interim dividend calendar

26th March 2003	Ex-dividend date
28th March 2003	Record date
9th May 2003	Payment of interim dividend for 2002

Shareholders' interests in shares at 31 December 2002*

Size of holding	Number of shareholders	%	Number of shares	%
1 – 250	1,198,013	96.710	298,103,372	45.59
251 – 500	25,133	2.029	11,157,447	1.71
501 – 1,000	9,138	0.738	6,887,887	1.05
1,001 – 5,000	5,499	0.444	10,818,497	1.66
5,001 – 10,000	345	0.028	2,553,499	0.39
10,001 – 100,000	364	0.029	11,645,488	1.78
100,001 – 200,000	71	0.006	10,004,091	1.53
200,001 – 500,000	83	0.007	25,375,335	3.88
500,001 – 1,000,000	47	0.004	35,195,013	5.38
1,000,001 – 5,000,000	54	0.004	125,036,957	19.12
5,000,001 – 100,000,000	13	0.001	117,063,483	17.91
Total	**1,238,760**	**100.000**	**653,841,069**	**100.00**

*The interests above include holdings in Bradford & Bingley Nominee Account, certificated and uncertificated holdings and those shares held on behalf of staff by the Trustees of the Bradford & Bingley Share Ownership Trust.

Bradford & Bingley Group Annual Results 2002

Contacts

Bradford & Bingley's 2002 preliminary results presentation will be broadcast live at 09.30 am on Tuesday 18th February, via the Group's website:

www.bbg.co.uk

High resolution images are available for the media to view and download free of charge from www.vismedia.co.uk.

Should you have any queries please contact one of the following:

Press Office:

Siobhan Hotten
Bradford & Bingley plc
21-27 Lamb's Conduit Street
London
WC1N 3BD

Tel: 020 7067 5627
Fax: 020 7067 5656
Email: siobhan.hotten@bbg.co.uk

Andrew Grant
Tulchan Communications Limited
8th Floor
21 New Fetter Lane
London
EC4A 1AE

Tel: 020 7353 4200
Fax: 020 7353 4201
Email: B&B@tulchangroup.com

Investor Relations:

Phillip McLelland
Bradford & Bingley plc
PO Box 88
Crossflatts
Bingley
BD16 2UA

Tel: 01274 806112
Fax: 01274 554357
Email: phillip.mclelland@bbg.co.uk

Kirsty Macmaster
Macmaster & Company
Bruton House
25 Bruton Street
London
W1J 9QH

Tel: 020 7493 9500
Fax: 020 7493 9600
Email: k.macmaster@macmaster.co.uk